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SECURI [redacted] MISSION

02021803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consultiva Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ave Muñoz Rivera #654 IBM Building Suite 704
(No. and Street)

San Juan | P.R. | 00918
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noelia Marin 787-763-5868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street 4th floor San Juan P.R. 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noelia Marin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consultiva Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSULTIVA SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

TOGETHER WITH AUDITORS' REPORT

CONSULTIVA SECURITIES, INC.

INDEX

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

**Independent Auditors' Report
To the Board of Directors of
Consultiva Securities, Inc.:**

We have audited the accompanying balance sheet of **Consultiva Securities, Inc.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion thereon based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Consultiva Securities, Inc.**, as of December 31, 2001, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 18, 2002.

1764199

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

BALANCE SHEET -- DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	22,241
Commissions receivable		558
Prepayments		1,962
Total current assets		24,761
DEPOSIT WITH CLEARING HOUSE		50,102
Total assets	$	74,863

LIABILITIES AND STOCKHOLDER'S DEFICIENCY

LIABILITIES:		
Due to parent company	$	7,981
Accounts payable		18,965
Total liabilites		26,946
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value, 10,000 shares authorized, 70 shares issued and outstanding		7,000
Additional paid-in capital		50,000
Accumulated deficit		(9,083)
Total stockholder's equity		47,917
Total liabilities and stockholder's equity	$	74,863

The accompanying notes are an integral part of this balance sheet.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

COMMISSIONS AND FEES	$ 74,098
OPERATING EXPENSES:	
Clearing fees	55,373
Professional services	9,351
Management fee	6,173
Insurance	5,287
Commissions	4,478
Others	2,519
Total operating expenses	83,181
NET LOSS	$ (9,083)

The accompanying notes are an integral
part of this statement.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva internacional, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCE, December 31, 2000	$ 7,000	$ -	$ -	$ 7,000
ADDITIONAL CAPITAL CONTRIBUTION	-	50,000	-	50,000
NET LOSS	-	-	(9,083)	(9,083)
BALANCE, December 31, 2001	$ 7,000	$ 50,000	$ (9,083)	$ 47,917

The accompanying notes are an integral
part of this statement.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers and others	$ 73,540
Cash paid to suppliers	(66,178)
Net cash provided by operating activities	7,362
CASH FLOWS FROM INVESTING ACTIVITIES:	
Advance from parent company	7,981
Cash deposited with clearing house	(50,102)
Net cash used in investing activities	(42,121)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES-- cash received from stockholder as additional paid in capital	50,000
INCREASE IN CASH DURING THE YEAR	15,241
CASH, beginning of year	7,000
CASH, end of year	$ 22,241
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net loss	$ (9,083)
Adjustments to reconcile net loss to net cash provided by operating activities-	
Changes in assets and liabilities-	
Increase in accounts receivable	(558)
Increase in prepayments	(1,962)
Increase in accounts payable	18,965
Total adjustments	17,003
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 7,920

The accompanying notes are an integral part of this statement.

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) Nature of operations and significant accounting policies:

Consultiva Securities, Inc. (the Company) is a wholly-owned subsidiary of Consultiva Internacional, Inc. and was organized under the laws of the Commonwealth of Puerto Rico on January 25, 1999. The Company began its operations in June 2001. The Company is primarily engaged in rendering brokering services as an introducing broker. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via First Clearing Corp. a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenues and expenses -
Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) Use of estimates -
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income taxes -
The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(2) Net capital requirements:

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2001, the Company had the following net capital figures:

Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Account
.59 to 1	$ 5,000	$ 45,955	$ 40,955

(3) Deposit with Clearing House:

This constant deposit is a requirement of First Clearing Corporation, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was invested by First Clearing Corporation in a money market account.

(4) Related party transactions:

During the year ended December 31, 2001, the Company entered into transactions with its parent company. Amounts due at year end are non-interest bearing and have no specific repayments terms.

Due to parent company	$ 7,981
Management fee paid for the year ended December 31, 2001	$ 6,173

(5) Income taxes:

As of December 31, 2001 the Company has a net operating loss of $9,083 to be carryforward to future years (up to 2008). The Company has recorded a 100% valuation allowance against the corresponding net deferred tax asset of $1,800 due to uncertainty of their ultimate utilization.

(6) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules such as; Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended December 31, 2001, the Company has had no activities that would need to be disclosed on such schedules.

SCHEDULE I

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

NET CAPITAL:		
Capital per audited financial statements	$	47,917
Less-Non-allowable asset- prepayments		(1,962)
Net capital	$	45,955
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet	$	26,946
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness / 15)	$	1,796
Minimum dollar net capital requirement	$	5,000
Highest minimum net capital requirement (highest of above amounts)	$	5,000
Excess net capital (net capital-$5,000)	$	40,955
Excess net capital (net capital - 10% of aggregate indebtedness)	$	43,260
Ratio: Aggregate indebtedness to net capital		0.59
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in part IIA Form X-17A as of December 31, 2001):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	45,954
Rouding difference		1
Net capital per above	$	45,955

SCHEDULE II

CONSULTIVA SECURITIES, INC.

(A wholly-owned subsidiary of Consultiva Internacional, Inc.)

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part 11A Form X-17A-5 as of December 31, 2001):

Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$	26,946
Correction of previously reported aggregate indebtedness		-
Audit adjustments		-
Aggregate indebtedness, as reported in Schedule I	$	26,946

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Consultiva Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of **CONSULTIVA SECURITIES, INC.** (a wholly-owned subsidiary of Consultiva Internacional, Inc.) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making quarterly securities examinations, counts verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 18, 2002.



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